                   U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB-A2

             Second Amended Registration Statement on Form 10-SB-A2


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


                    UNITED STATES MINING & EXPLORATION, INC.
           (Name of Small Business Issuer as specified in its charter)



                    UTAH                        87-0401942B
                  -------                        ---------
    (State or other jurisdiction of           (I.R.S. Employer
     incorporation or organization)               ID. No.)


                                     0-22851
                                     -------
                                 (SEC File No.)


                         5525 South 900 East, Suite #110
                           Salt Lake City, Utah 84117
                           ---------------------------
                     (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code: (801) 262-8844

Securities to be registered  pursuant to Section 12(b) of the Exchange Act:
None
Securities to be registered pursuant to Section 12(g) of the Exchange Act:

                      $0.001 par value common stock
                      -----------------------------
                              Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: There are no exhibits to this Second Amended Registration Statement.

                   INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
United States Mining & Exploration, Inc.

We have audited the accompanying balance sheet of United States Mining & Exploration, Inc. as of March 31, 1997, and the related statements of operations, stockholders' deficit, and cash flows for the years ended March 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United States Mining & Exploration, Inc. as of March 31, 1997, and the results of their operations and their cash flows for the years ended March 31, 1997 and 1996, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that United States Mining & Exploration, Inc. will continue as a going concern. As discussed in note 5 to the financial statements, the Company has accumulated losses from operations, has no assets, and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 5. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

                                   Mantyla, McReynolds and Associates



Salt Lake City, Utah
May 10, 1997, except as to note 9, which is dated October 17, 1997.


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             UNITED STATES MINING & EXPLORATION, INC.
                          Balance Sheet
                          March 31, 1997



                              ASSETS


Assets                                                     $  -0-


                           Total Assets                    $  -0-




         LIABILITIES AND STOCKHOLDERS' DEFICIT



Liabilities:
  Payable to Stockholders - note 8                           1,902
                        Total Liabilities                    1,902


Stockholders' Deficit:
  Capital Stock -- 50,000,000 shares authorized having a par value of $.001 per share; 491,314 shares issued and outstanding - note 9

                                                               491
  Additional Paid-in Capital                               441,169
  Accumulated Deficit                                     (443,562)
                   Total Stockholders' Deficit              (1,902)
           Total Liabilities and Stockholders' Deficit        -0-



         See accompanying notes to financial statements.

             UNITED STATES MINING & EXPLORATION, INC.
                     Statements of Operations
           For the Years Ended March 31, 1997 and 1996




                                         1997                         1996


Revenues                                 $    -0-                     $    -0-



General & Administrative Expenses           5,133                        3,385

Operating Loss                             (5,133)                      (3,385)



Extraordinary item:

Income from Forgiveness of Debt - note 7   12,314                       30,232


Provision for income tax on extraordinary
item                                          -0-                       -0-


Net Income from Extraordinary Item          12,314                      30,232


Net Income Before Income Taxes               7,181                      26,847

Current Year Provision for Income Taxes       -0-                       -0-


Net Income                                 $ 7,181                     $26,847

Loss per Share from operations               $ (.01)                   $ (.01)

ncome per Share from extraordinary item         .03                       .11

Net Income per Share                         $  .02                    $  .10


Weighted Average Shares Outstanding         390,095                   262,599


         See accompanying notes to financial statements.

             UNITED STATES MINING & EXPLORATION, INC.
               Statements of Stockholders' Deficit
           For the Years Ended March 31, 1997 and 1996

                                                 Additional                      Net
                       Common       Common       Paid in         Accumulated     Stockholders'
                       Shares       Stock        Capital         Deficit         Deficit

Balance, March 31,
1995                   242,057      $  242       $  419,908      $  (477,590)    $  (57,440)

Issued 133,088
shares of common
stock as repayment
of stockholder loans   133,088         133           11,355                          11,488

Net Income for the
Year Ended
March 31, 1996                                                        26,847         26,847

Balance, March 31,
1996                    375,145         375          431,263        (450,743)       (19,105)

Issued 116,169
shares of common
stock as repayment
of stockholder loans    116,169         116            9,906                         10,022

Net Income for the
Year Ended
March 31, 1997                                                         7,181          7,181

Balance, March 31,
1997                     491,314        491           441,169       (443,562)        (1,902)


    See accompanying notes to financial statements.

            UNITED STATES MINING & EXPLORATION, INC.
                     Statements of Cash Flows
           For the Years Ended March 31, 1997 and 1996



                                                1997                 1996


Cash Flows Provided by/(Used for)
Operating Activities

Net Income                                      $   7,181            $ 26,847

Adjustments to reconcile net income to net cash provided by operating activities:

 Decrease in accounts payable                     (19,105)            (38,335)

      Net Cash Used for Operating Activities       (11,924)           (11,488)


Cash Flows Provided by/(Used for) Financing
Activities

  Proceeds from stockholder loans                   11,924             11,488

     Net Cash Provided by Financing Activities      11,924             11,488


                 Net Increase/(Decrease)in Cash        -0-             -0-

Beginning Cash Balance                                 -0-             -0-

Ending Cash Balance                                $   -0-           $ -0-

Supplemental Disclosure of Cash Flow Information:

  Cash paid during the year for interest           $   -0-           $ -0-

  Cash paid during the year for income taxes       $   -0-           $ -0-

Noncash Financing Activities:

  Common stock issued in repayment of
  stockholder loan                                 $ 10,022          $ 11,488



    See accompanying notes to financial statements.

             UNITED STATES MINING & EXPLORATION, INC.
                  Notes to Financial Statements
                          March 31, 1997


 NOTE 1   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          (a)  Organization

          United States Mining & Exploration, Inc. [formerly known as Forward Electronics Corporation] was formerly in the business of exploring, acquiring, developing and exploiting mineral and mining rights, and developing mining technology and equipment for sale. The Company incorporated under the laws of the State of Utah in 1983. The Company has not engaged in significant operations since 1990.

          The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. The following summarizes the more significant of such policies.

          (b)  Income Taxes

          Effective April 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The cumulative effect of this change in accounting for income taxes as of March 31, 1997 is $0 due to the valuation allowance established as described below.

          (c)  Net Income Per Common Share

          Net income per common share is based on the weighted-average number of shares outstanding.

NOTE 1    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
           [continued]

          (d)  Statement of Cash Flows

          For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company had $0 cash at March 31, 1997.

NOTE 2    ACQUISITION OF UNITED STATES MINING & EXPLORATION, INC.

          Forward Electronics Corporation incorporated under the laws of the State of Utah in 1983. In 1988, Forward Electronics Corporation entered into an agreement and plan of reorganization with United States Mining & Exploration, Inc., incorporated in 1987 under the laws of the State of Delaware. Provisions of the agreement included the acquisition of all 1,000 issued and outstanding common shares of United States Mining & Exploration, Inc. in exchange for 223,458 common shares of Forward Electronics Corporation. The transaction closed with the exchange of shares provided for in the agreement. Subsequent to the closing date, Forward Electronics Corporation filed "Articles of Amendment to Forward Electronics Corporation" with the Division of Corporations of the State of Utah changing the Corporate Name to "United States Mining & Exploration, Inc." The Division of Corporations and Commercial Code of the Utah State Department of Business Regulation approved and recorded the amendment, resulting in a parent company and a wholly-owned subsidiary company with the same name. The subsidiary corporation was dissolved.

NOTE 3    ACQUISITION OF RIDGE ROCK MINING CORPORATION

          In 1988, United States Mining & Exploration, Inc. [parent] entered into an agreement and plan of reorganization with Ridge Rock Mining Corporation, incorporated in 1987 under the laws of the State of Utah. Provisions of the agreement included the acquisition of all 49,998 issued and outstanding common shares of Ridge Rock Mining Corporation in exchange for 3,475 common shares of United States Mining & Exploration, Inc. At closing, Ridge Rock Mining Corporation became a wholly-owned subsidiary of United States Mining & Exploration, Inc. The subsidiary corporation was dissolved.

NOTE 4    ACQUISITION OF ROCKY MOUNTAIN-PROCESS COMPONENTS

          During 1989, United States Mining & Exploration, Inc. [parent] entered into an agreement and plan of reorganization with Rocky Mountain-Process Components. Provisions of the agreement included the acquisition of all 2,000 issued and outstanding common shares of Rocky Mountain-Process Components in exchange for 17,712 common shares of United States Mining & Exploration, Inc. At closing, Rocky Mountain-Process Components became a wholly-owned subsidiary of United States Mining & Explorations, Inc. The subsidiary corporation was dissolved.

NOTE 5    LIQUIDITY

          The Company has accumulated losses since inception through March 31, 1997 amounting to $443,562, has no assets, and has a net working capital deficiency at March 31, 1997. These factors raise substantial doubt about the Company's ability to continue as a going concern.

          Management plans include finding a well-capitalized merger candidate to recommence its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 6    INCOME TAXES

          The Company adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes, as of April 1, 1993. Prior years' financial statements have not been restated to apply the provisions of the Statement. No provision has been made for income taxes in the financial statements because the Company has accumulated substantial losses since inception.

          The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at March 31, 1997 have no impact on the financial position of the Company. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Because of the lack of taxable earnings history, the Company has established a valuation allowance for all future deductible temporary differences.

NOTE 7    INCOME FROM FORGIVENESS OF DEBT

          During the year, management successfully negotiated the settlement of all outstanding debts to outside creditors. As a result of these successful negotiations, the Company benefitted with $12,314 and $30,232 of forgiveness of debt income for the fiscal years ended March 31, 1997, and 1996, respectively.

NOTE 8    RELATED-PARTY TRANSACTIONS

          During the fiscal year ended March 31, 1996, a shareholder and consultant advanced funds totaling $11,488 for payment of operating expenses and settlement of certain of the Company's existing debts. The Board of Directors authorized the issuance of 133,088 shares of common stock as reimbursement for the advances.

          During the fiscal year ended March 31, 1997, a shareholder and consultant advanced funds totaling $11,924 for payment of operating expenses and settlement of certain of the Company's existing debts. The Board of Directors authorized the issuance of 116,169 shares of common stock as reimbursement for a portion of the advances, leaving a remaining balance payable to stockholders of $1,902 at March 31, 1997.


NOTE 9    REVERSE STOCK SPLIT

          On June 2, 1997, the Company effected a 1 for 86.322 reverse stock split. The par value and authorized number of shares remain unchanged. At the time of the reverse stock split, the Company had 42,404,945 shares issued and outstanding. The resulting number of shares, subsequent to the reverse stock split, was 491,314, adjusted for rounding for fractional shares. All share amounts in the financial statements have been restated to reflect the post-split denominations.

                                         SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         UNITED STATES MINING
                                         & EXPLORATION, INC.


Date: 11-4-97                           /s/ Sheryl Ross
     --------                           ---------------
                                        Sheryl Ross, Director and President


Date: 11-4-97                           /s/ Wayne R. Bassham
     --------                           ---------------------
                                        Wayne R. Bassham, Director
                                        and Vice President